

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Barry Silbert
Chief Executive Officer
Grayscale Investments, LLC
250 Park Avenue South
New York, NY 10003

> **Re: Grayscale Ethereum Trust (ETH)**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 10-12G**
> **Submitted June 16, 2020**
> **CIK No. 0001725210**

Dear Mr. Silbert:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10-12G

Cover Page

1.   Immediately following the first sentence of the second paragraph, please state that the Trust has not met its investment objective. Please also remove language about providing assurances and instead plainly disclose that the Shares have not reflected the value of ETH minus expenses and liabilities and, instead, have traded at a substantial premium. Please make similar revisions throughout.

Summary, page 4

2.   We note your response to prior comment 5. Please revise your disclosure throughout to

focus on the most significant reasons why the value of the Shares may not reflect the value of the Trust's Digital Asset Holdings per Share.

Recent Developments, page 8

3.   We note your disclosure regarding the volatility of digital asset prices, including ETH. Please describe the price movements in the Shares during the first two quarters of 2020.

Risk Factors
The Index Price used to calculate the value of the Trust's ETH..., page 22

4.   We note your response to our prior comment 10. Please further revise your disclosure in this risk factor to discuss the recent volatility of the Index Price and the price of ETH generally.

Shareholders who purchase shares on OTCQX..., page 25

5.   Please revise the second sentence to say that investors who purchase Shares on the OTCQX pay substantially more than investors who purchase Shares directly from the Trust.

Recent Sales of Unregistered Shares, page 85

6.   We note your response to comment 11, which references in the second paragraph certain pre-existing relationships that "may" exist among the parties from time to time. In your next response letter, please tell us in greater detail the nature of any material relationships that these parties actually had either in connection with or in addition to the private placements.

7.   Please provide us with additional information regarding your experience in practice with respect to legend removal. For example, what percentage of Shares are transferred into street name after removal of the legend? Do private placement investors request legend removal regardless of whether they intend to transfer ownership of the Shares? How long after the private placement do investors typically request legend removal? What percentage of Shares have their legends removed within 12 - 15 months of the private placement? Of the 10,775,288 Shares that were restricted as of March 31, 2020, how many were issued in private placements during the prior 12 months?

Transfer Restrictions, page 87

8.   We reissue our prior comment 12. We note your disclosure that after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days, the minimum holding period under Rule 144 will be reduced from one year to six months. Please revise your disclosure throughout the document as appropriate to explain the effects of a shortened holding period.

General

9.   You state throughout that the Shares are designed to provide investors with a cost-effective and convenient way to gain investment exposure to ETH. Since the Trust has not met its investment objective and the Shares do not reflect the value of ETH minus expenses and liabilities, please tell us if you believe the Shares are accomplishing what they were designed to do and explain the basis for your belief.

     You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance